AMENDMENT TO MANAGEMENT AGREEMENT


     This Amendment dated as of August 1, 1995, is to the Management Agreement dated November 12, 1993, by and between FRANKLIN TEMPLETON GLOBAL TRUST, a Massachusetts business trust (the "Trust"), on behalf of its series now or hereafter subject to the Management Agreement, (the "Funds"), and FRANKLIN
ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

        (1)  Paragraph 4 B. is amended to read:

               B. The management fee payable by a Fund shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith as set forth in paragraph 2.B.(c) of this Agreement and to the extent necessary to comply with the limitations on expenses which may be borne by the Fund as set forth in the laws, regulations and administrative interpretations of those states in which the Fund's shares are registered. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of a Fund's expenses, as if such waiver or limitation were full set forth herein.


        (2) All other provisions of the Management Agreement dated November 12, 1993, remain in full force and effect.

        IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.



FRANKLIN TEMPLETON GLOBAL TRUST


By /s/ Deborah R. Gatzek



FRANKLIN ADVISERS, INC.


By /s/ Harmon E. Burns